January 12, 2017

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed November 21, 2016

File No., 333-205720

Re: Letter dated November 28, 2016

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

The Company has attached an updated financial statements as required by Rule 8-08 of Regulation S-X.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589